Filed Pursuant To Rule 433
Registration No. 333-167132
August 1, 2011
Gold Rush
Bob Pisani, Jason Toussaint

Announcer:	Gold is up nearly 30 percent here today. There’s been a rush to the GLD, the exchange traded fund, which is up around 50 percent this year. Bob Pisani last hour showed us the unprecedented access he got inside the GLD vault, all the gold that physically backs that fund. It was an incredible array of gold that you saw there.

Bob:	That’s right. You’ll never see gold like that again. Let’s talk to the people who actually created that. Jason Toussaint is the managing director for US Investment for the World Gold Council. Jason, good to see you. Let me just get your thoughts on gold. We’ve got to ask you, you’re one of the great experts on this subject. Tick off why you think gold has been moving up so much recently.

Jason:	Bob, it’s very important to note that there is a big dichotomy of where that demand is coming from. Number one, there’s constrained supply coming on to the market. But then secondly, if we look at the difference between developed markets, investors in the US and Europe, they are turning to gold as a store of wealth, a safe haven asset, if you will. Some of them are looking to hold it for the long term as a strategic portfolio holding to store that wealth through time.

However, in the Eastern markets, particularly in India and China, it’s an economic prosperity story. So over the past decade — and certainly we’re looking right now at 9 percent above GDP growth estimates for both of these markets — there is a huge wealth creation effect going on. We know both of those cultures have very strong affinities to gold, and now with increasing discretionary income they are taking more gold off the market.

Bob:	Most people don’t realize, and of course another factor is the decline of the dollar and the price of gold, Jason, and we talked about that many times. But I want you to talk about India and China, because when I talked to you a couple weeks ago, you were in Shanghai for very good reason. The Indians and the Chinese are now what? 50 percent of all gold consumption? Put up this screen here, I’ll show you the largest consumers of gold in the world. But let us know why India and China have suddenly become so important as gold consumers?

Jason:	Yeah, absolutely. They are over 50 percent. Combined they’re roughly 52 percent of total demand now. If we look back a decade ago, they were roughly 25 percent. So again, I think the backdrop to that is this immense wealth creation engine.

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Gold Rush
Bob Pisani, Jason Toussaint

A couple of other additions to note there — the gold market really fully opened to investors in China really in 2006, so it became fully deregulated. Banks now distribute gold, physical gold, gold investment schemes etcetera. There is a growing up swell of access points in China. In fact, one of the cooperations and partnerships we have set up with ICBC to bring what’s called a Gold Accumulation Plan to the market in China, it has 1.8 million investors, or savers, if you will. They’re able to, instead of saving their money and buying gold at a discreet point in time, they are able to put a little bit of money away every month over a full calendar year and accumulate gold slowly through time. Similarly...

Bob:	Let me just quickly ask you about that physical gold demand. Put up the gold stock. I get questions all the time about where is all the gold in the world? And it’s a very interesting fact about gold that most of the gold ever created is still in existence here. So jewelry is about half of the demand for gold in the world, but there’s an increasing demand for physical gold, for gold bars and coins. Put up that chart of the gold stock and you can see what’s going on. What’s the interest in physical demand? Why is that increasing notably? And this is the total stock in the world, where it all is right now.

Jason:	Well, if we think back before the ETFs existed, let’s face it, that has kind of been the turning point in the Western markets. It was a choice between physical gold bars and coins and in the form of jewelry. Western investors traditionally have turned to bars and coins. If we look at demand particularly in Europe for bars and coins, the two big markets there are Germany and Switzerland with very, very longstanding histories of acquiring gold in that form.

In India and China, very interestingly, in India specifically I should say, 70 percent of the gold accumulated through bar and coin is at some point in its lifetime turned into gold jewelry. So it has a full lifecycle of gold. It’s not buying gold coins and putting them in a safe; it is mobile in the marketplace.

Bob:	Jason, I only have a couple seconds left, but I’m curious, our graphic says you don’t believe we are in a bubble for gold prices at this point. So I’m curious what will tell you, what conditions will you look for that will then tell you that we’re in a bubble for gold prices?

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Gold Rush
Bob Pisani, Jason Toussaint

Jason:	Well, I think first off, every interviewer and interviewee that you have on CNBC for a full week advocating gold, that might be a warning sign. Let’s face it, in the world today, there is a vast dichotomy. There are those who like gold, those who don’t like gold. On a more serious note, I would look at what is the price trajectory. And it’s important to note that this bull market began well before the financial crisis in 2008; it started, in fact approximately 11 years ago now. So what we would look at is where is the source of demand coming from? What is the price relative to its long-term mean as well? And I think one of the things that’s important to note now, as we’ve just mentioned, is that there is not one buying group either sectorally, it’s not just investors buying gold now, it’s in the form of jewelry as well, but then also its balanced US, Europe, and the Far East.

Bob:	Okay, Jason, thank you for joining us today, it was very interesting. Thanks for your insights on where gold is these days.

Announcer:	And their help too getting us into that gold vault. They are the sponsor of the GLD.

Bob:	Mr. Goldfinger, thank you for your...

Announcer:	We’ve been very happy doing that. Next up, who knows where the silver business is going.
[End of Audio]

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